Mail Stop 6010

August 25, 2006

By U.S. Mail and Facsimile to (585) 724-1606

Mr. Robert H. Brust
Chief Financial Officer
Eastman Kodak Company
343 State Street
Rochester, New York 14650

      RE: **Eastman Kodak Company**
             Form 10-K for the fiscal year ended December 31, 2005
             Form 8-K filed April 22, 2005
             File No. 001-00087

Dear Mr. Brust,

We have reviewed your filings and have the following comments. We have limited our review to matters related to the issues raised in our comments. Where indicated, we think you should revise your future documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2005

General

1.   We note from your website that you supply products in Iran, Sudan, and Syria,
        and that you have offices in these countries. In addition, public media reports
        indicate that your products are sold in Cuba. Cuba, Iran, Sudan, and Syria are
        countries identified as state sponsors of terrorism by the State Department and are
        subject to U.S. economic sanctions and/or export controls. We note that the Form
        10-K does not contain any information relating to operations in, or other contacts
        with, Cuba, Iran, Sudan, and Syria. Please describe your past, current, and
        anticipated operations in, or other contacts with, these countries, whether through
        subsidiaries, affiliates, and other direct or indirect arrangements. Your response
        with respect to each country should include, but not be limited to, the nature and
        scope of your activities; the nature of the technologies, products, and services
        provided; and whether any of your contacts are with the governments of those
        countries or entities that are affiliated with or controlled by those governments.

2.   Please discuss the materiality of the operations or other contacts described in
        response to the foregoing comment, and whether, individually or in the aggregate,
        they constitute a material investment risk for your security holders. You should
        address materiality in quantitative terms, including the dollar amounts of any
        associated revenues, assets, and liabilities. Please also address materiality in
        terms of qualitative factors that a reasonable investor would deem important in
        making an investment decision, including the potential impact of corporate
        activities upon a company's reputation and share value.

        We note, for example, that Arizona and Louisiana have adopted legislation
        requiring their state retirement systems to prepare reports regarding state pension
        fund assets invested in, and/or permitting divestment of state pension fund assets
        from, companies that do business with countries identified as state sponsors of
        terrorism. The Pennsylvania legislature has adopted a resolution directing its
        Legislative Budget and Finance Committee to report annually to the General
        Assembly regarding state funds invested in companies that have ties to terrorist-
        sponsoring countries. The Missouri Investment Trust has established an equity
        fund for the investment of certain state-held monies that screens out stocks of
        companies that do business with U.S.-designated state sponsors of terrorism.
        Illinois, Oregon, Maine, and New Jersey have adopted, and other states are
        considering, legislation prohibiting the investment of certain state assets in,
        and/or requiring the divestment of certain state assets from, companies that do
        business with Sudan. Harvard University, Stanford University, the University of
        California, and other academic institutions have adopted policies prohibiting

investment in, and/or requiring divestment from, companies that do business with Sudan. Further, Florida requires issuers to disclose in their prospectuses any business contacts with Cuba or persons located in Cuba. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies having operations in, or other business contacts with, Cuba, Iran, Sudan, and Syria.

Form 8-K filed August 3, 2006

3. We note your discussion of non-GAAP measures.   Please note that Instruction 2 to Item 2.02 of Form 8-K requires that when furnishing information under this item you must provide all the disclosures required by paragraph (e)(1)(i) of Item 10 of Regulation S-K. In this regard, please revise future filings to address with sufficient precision the reason why management believes the presentation provides useful information to investors and the additional purposes for which you use these non-GAAP measures.

4. We note your disclosure that management views the company's performance based on three key metrics, namely, digital revenue growth, digital earnings growth, and the generation of cash. You also indicate that these digital measures form the basis of internal management's performance expectations and certain incentive compensation. However, we note that these are not the same segment performance measures as the "net sales from continuing operations" and "earnings (loss) from continuing operations before interest, other income (charges), net and income taxes", disclosed in your June 30, 2006 Form 10-Q. While we note the guidance in paragraph 30 of SFAS 131 relating to the use of more than one segment performance measure by the CODM, please address the following:

   · Confirm to us that these digital measures represent additional measures used by management to assess segment performance.
   · In future filings, when presenting these digital measures, include a clear statement to that effect, identifying the segment performance measures presented in your Form 10-Q, highlight the differences between the two groups of measures and clearly explain to investors how you use each of the measures, highlighting the differences, if any, in how you use each group of measures.

   In future filings, when presenting non-operational items affecting the company's results, please revise the introductory paragraph to clearly describe to investors what you mean by a "non-operational item." In addition, include clear cautionary disclosure that explains that the term as defined is specific to the company and that other companies may define the term differently.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response.   Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filings;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Eric Atallah, Staff Accountant at (202) 551-3663 or me at (202) 551-3554 regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact, Martin James, Senior Assistant Chief Accountant, at (202) 551-3671 with any other questions.

Sincerely,

Angela Crane
Branch Chief